April 26, 2010

VIA EDGAR

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wilshire Mutual Funds (the “Registrant” or the “Fund”)
Registration Nos. 033-50390 and 811-07076

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on March 31, 2010, regarding the Registrant’s Post-Effective Amendment No. 45 to its Registration Statement on Form N-1A filed on February 26, 2010 (the “PEA”), pursuant to Rule 485(a)(1) under the Securities Act of 1933.  As you requested, this letter is being filed via EDGAR.

Investment Objective

1.
Comment:  With respect to the Large Company Growth Portfolio, Large Company Value Portfolio, Small Company Growth Portfolio and Small Company Value Portfolios’ (the “Style Portfolios”) investment objective, please explain what it means to “provide investment results of a portfolio of publicly traded common stocks of companies in the applicable sub-category of the Wilshire 5000 Index.”  In addition, for each of the Style Portfolios, please remove the sentence that states that the Portfolio is not an index fund.

Response:  The investment objective for each of the Style Portfolios represents that the return will be tied to the applicable sub-category (large growth, large value, small growth or small value, as applicable) of the Wilshire 5000 Index.  Disclosure has been added accordingly.  For each Fund, the sentence that states that the Portfolio is not an index fund has been removed.

VEDDER PRICE

Fees and Expenses

2.	Comment: For the Small Company Growth Portfolio and the Small Company Value Portfolio, please remove the footnote to the expense table describing the voluntary expense cap.

Response:  The footnote has been removed.

3.
Comment: With respect to the expense table for the Wilshire Large Cap Core 130/30 Fund,  please remove the line item “Total Other Expenses.”  In addition,  with respect to the footnote describing the contractual expense cap, please provide disclosure as to who may terminate the expense cap and under what circumstances.  Please also clarify the terms of the recoupment.

Response:  The expense table has been revised accordingly.  In addition, disclosure has been added to clarify that the expense limitation agreement may only be terminated upon the termination of the Advisory Agreement and that Wilshire may recoup any expenses to the extent that the Wilshire Large Cap Core 130/30 Fund’s expenses are less than the expense limitation.

Principal Investment Strategies

4.
Comment:  For the Style Portfolios, please confirm whether the sub-advisers consider any other criteria (besides capitalization) in selecting securities (i.e., do securities have to be in a specific index).  In addition, please confirm whether the Style Portfolios invest in securities other than common stock.

Response:  For the Style Portfolios, besides considering such criteria as capitalization and growth or value, as applicable, the sub-advisers are not limited to selecting securities in a specific index.  In addition, the Style Portfolios invest substantially all of their assets in common stock, but may also invest in cash equivalents, convertible securities, warrants and ETFs.  Disclosure has been added on page 33.

5.
Comment:  For the Large Company Value Portfolio, Small Company Growth Portfolio and the Wilshire Large Cap Core 130/30 Fund, please confirm that the capitalization of the companies that the Funds invest in are correct.

Response:  The minimum capitalization as stated under “Principal Investment Strategies” for these Funds is correct.  These numbers represent the smallest capitalization of companies in a portfolio and are not necessarily the average capitalization of companies in a portfolio.

VEDDER PRICE

6.	Comment: For the Style Portfolios and the Wilshire Large Cap Core 130/30 Fund, please add multi-management as a strategy and describe each sub-adviser’s buy/sell strategy and any related risks.

Response:  Please see the additional disclosure in the “Principal Investment Strategies” section for each Fund.

7.	Comment: For the Wilshire 5000 Index Fund, please provide details as to the Fund’s “stratified sampling” technique.

Response:  Disclosure has been added to page 22 stating that stratified sampling is a technique that uses sector weighting and portfolio characteristics profiling to keep the Wilshire 5000 Index Fund within acceptable parameter ranges relative to the benchmark.

8.
Comment:  For the Wilshire Large Cap 130/30 Fund, please clarify which equity investments are principal investments.  In addition, please confirm to what extent the Fund will invest in ETFs and disclose in the expense table accordingly.

Response:  The Fund’s principal equity investments are common stock. The fifth bullet point under Principal Investment Strategies has been revised accordingly.  In addition, while permissible, the Fund does not currently invest in ETFs.

Past Performance

9.
Comment:  For each Fund,  please remove “Investment Class Shares and Institutional Class Shares” from the first sentence of the lead-in paragraph.  In addition, please remove the sentence “The chart and table assume reinvestment of dividends and distributions.”

Response:  This disclosure has been revised accordingly.

10.
Comment:  Please remove the sentence under the Large Company Growth Portfolio’s performance bar chart that reads “The returns for the Portfolio’s Investment Class shares were lower than the Institutional Class Shares because Investment Class Shares pay distribution (12b-1) fees.”

Response:  This disclosure has been revised accordingly.

11.
Comment:  In the Large Company Growth Portfolio, Large Company Value Portfolio and Small Company Growth Portfolio's annual return table, footnotes (1) and (2) should not be footnotes but may follow the table.  In addition, please remove footnote (3) to the table.

Response:  The tables have been revised accordingly.

VEDDER PRICE

12.
Comment:  In the Wilshire Large Cap 130/30 Fund’s annual return table, please remove footnote (1) and include the inception date in the column heading under “since inception.”  In addition, footnotes (2) and (3) should not be footnotes but may follow the table and please remove footnote (4) to the table.

Response:  The table has been revised accordingly.

Purchase and Sale of Fund Shares

13.	Comment: For each Fund, in the sub-section “To Redeem Shares,” please remove “without a redemption fee.”

Response: This disclosure has been removed.

Tax Information

14.	Comment: For each Fund, please remove “are expected to be paid annually.”

Response:  This disclosure has been removed.

Payment to Broker-Dealers and other Financial Intermediaries

15.	Comment: For each Fund, please replace the term “affiliates” with “related companies.”

Response:  The term “affiliates” has been replaced with “related companies.”

More About Investments and Risks

16.
Comment:  Please provide more detail as to the following sub-advisers’ buy/sell strategy, as applicable:  Acadian Asset Management, Inc.,  Los Angeles Capital Management and Equity Research, Payden & Rygel, Quest Investment Management, Inc., Pyramis Global Advisors, LLC, Thompson, Siegel & Walmsley LLC, TWIN Capital Management, Inc., Sawgrass Asset Management, L.L.C,  and UBS Global Asset Management Americas Inc.

Response:  Please see the additional disclosure provided by each sub-adviser.

17.
Comment:  For the Wilshire Large Cap 130/30 Fund, under Short Sale Risk, please indicate that the risks associated with short sales may be unlimited.  In addition, please remove “may” from the last sentence of ETF Risk.

Response:  Disclosure has been added under Short Sale Risk and the disclosure under ETF Risk has been revised accordingly.

VEDDER PRICE

Pricing of Shares

18.	Comment: Please clarify the meaning of “good order.”

Response:  The “Pricing of Shares” section has been revised to clarify the meaning of good order.

How to Exchange Portfolio Shares

19.	Comment: Please provide disclosure pursuant to Item 11(a), instruction 2 as to when calculations of the NAV are made.

Response:  Disclosure has been added in the first paragraph indicating that shares will be exchanged at their NAV next determined after the exchange request is received.

Financial Highlights

20.
Comment:  For the Wilshire Large Cap Core 130/30 Fund, please confirm that the portfolio turnover rate for 2008 is accurate.  In addition, for any portfolio with a portfolio turnover rate higher than 100%,  please disclose this as a risk under the principal risks section.

Response:   The Wilshire Large Cap Core 130/30 Fund’s portfolio turnover rate for 2008 was 175%.  Risk disclosure regarding high portfolio turnover has been added to the Fund Summaries for the Large Company Value Portfolio and the Wilshire Large Cap Core 130/30 Fund.

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If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/Jennifer M. Goodman
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